885 West Georgia St.
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Tel: (+1) 604-895-7465

THIS PRESS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR TO U.S. NEWS
AGENCIES

FOR IMMEDIATE RELEASE	TSX-V: MLA

MALA NOCHE ANNOUNCES EQUITY FINANCING

Vancouver, British Columbia – June 7, 2010 – Mala Noche Resources Corp. (“Mala Noche” or the “Company”) (TSX-V:MLA) (to be re-named Primero Mining Corp.) announced today that, in connection with the previously announced San Dimas acquisition (the “Acquisition”), it has filed a preliminary prospectus with the securities regulatory authorities in each of the Provinces and Territories in Canada, except Québec, in connection with a proposed fully marketed public offering of subscription receipts. The offering is being made on an underwritten basis with a syndicate led by Canaccord Genuity Corp.

The proceeds of the offering will be used to complete the acquisition of the San Dimas mine and related assets from subsidiaries of Goldcorp Inc., and for working capital. Please see Mala Noche’s press release of June 2, 2010 announcing the proposed Acquisition.

Each Subscription Receipt will entitle the holder thereof to acquire, for no additional consideration, one post-consolidation common share of Mala Noche (an “Underlying Share”). The Subscription Receipts will automatically convert into Underlying Shares on Mala Noche completing the Acquisition. All of the gross proceeds of the Offering will be deposited into escrow (the “Escrowed Funds”). The Escrowed Funds will be released to Mala Noche, net of Offering expenses and commissions, immediately before the closing of the Acquisition provided all other conditions for the closing have been satisfied. If the Acquisition is not completed, the Escrowed Funds, plus any accrued interest earned thereon, will be returned pro rata to each holder of the Subscription Receipts in exchange for that number of Subscription Receipts held by such holder.

Immediately before the closing of the Acquisition the Company intends to consolidate all of its common shares. The Underlying Shares will be issued on a post-consolidation basis.

The Company is targeting a post-consolidation offering price of $6.00 per Common Share and a consolidation ratio of one new Common Share for every ten to twenty pre-consolidation Common Shares.

A copy of Mala Noche's preliminary prospectus will be available on the SEDAR website at www.sedar.com.

About Mala Noche

Mala Noche Resources Corp. is a Canadian-based mineral resource company focused on precious metals, particularly gold and silver. The Company is focused on building a precious metals portfolio in the Americas by acquiring producing or near-term producing mineral properties.

On completion of the Acquisition, it is proposed that Mala Noche’s name will be changed to Primero Mining Corp. to better reflect the Company’s production status and corporate strategy.

About San Dimas

The San Dimas gold-silver deposit is one of the most significant precious metal deposits in Mexico. The deposit was first mined in 1757 with historical production from the San Dimas district estimated at 11 million ounces of gold and 582 million ounces of silver, affirming it as a world class epithermal mining district. San Dimas is located approximately 125 km northeast from Mazatlan, Sinaloa and approximately 150 km west of the city of Durango in the state of Durango. It currently produces around 107,000 ounces of gold per year and 7.1 million ounces of silver (which is subject to a silver purchase agreement).

The securities offered have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any U.S. state securities laws, and may not be offered or sold in the United States or to United States persons absent registration or any applicable exemption from the registration requirement of the U.S. Securities Act and applicable U.S. state securities laws. This release will not constitute an offer to sell, or the solicitation of an offer to buy securities in the United States, nor will there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For additional information, please contact:

Wade Nesmith
Chairman
Tel: (604) 895 7464

Joseph F. Conway
President & CEO
Tel: (416) 572 2308
jconway@malanocheresources.com

Tamara Brown
VP, Investor Relations
Tel: (416) 572 2752
tbrown@malanocheresources.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Wherever possible, words such as "plans", "expects", or "does not expect", "budget", "scheduled", "estimates", "forecasts", "anticipate" or "does not anticipate", "believe", "intend" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, have been used to identify forward-looking information. These forward-looking statements address future events and conditions, and include the targeted offering price and expected consolidation ratio, which are subject to various risks and uncertainties which are described in Mala Noche’s Preliminary Prospectus that will be available for review at www.sedar.com. Mala Noche’s actual results, programs, financial position and the targeted offering price and expected consolidation ratio could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond Mala Noche's control. These factors include the availability of funds; the timing and content of work programs; results of exploration activities and development of mineral properties; the interpretation of drilling results and other geological data; the uncertainties of resource and reserve estimations; receipt and security of mineral property titles; project cost overruns or unanticipated costs and expenses; fluctuations in metal prices; currency fluctuations; general market and industry conditions; and the ability to achieve the targeted offering price.

Forward-looking statements are based on the expectations and opinions of Mala Noche's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. For more information on Mala Noche and the risks and challenges of its business, investors should review Mala Noche's Preliminary Prospectus available at www.sedar.com.

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